UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
0-25049
CUSIP NUMBER
33610T-10-9

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:_________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

First Place Financial Corp.
Full Name of Registrant

n/a
Former Name if Applicable

185 East Market Street
Address of Principal Executive Office (Street and Number)

Warren, Ohio 44481
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in a current report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 7, 2010, as amended, First Place Financial Corp. (the “Company”) announced its intention to file an amendment to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 (the “Amended Form 10-K”), and to restate its results of operations and financial condition as of and for the twelve months ended June 30, 2010.  This determination was based in large part on the results of the annual periodic examination by the Office of Thrift Supervision (the “OTS”) of First Place Bank, the Company’s wholly-owned subsidiary (the “Bank”), in which the OTS concluded that it was their opinion that the Bank’s allowance for loan losses was understated as of June 30, 2010.  The Bank has since amended its Thrift Financial Report for the subject period and the Company continues to diligently work on its Amended Form 10-K.  Management has engaged the services of an independent firm to assist in conducting a detailed review of the Bank’s loan portfolio to substantiate the appropriate level of the allowance.  The filing of the Amended Form 10-K is contingent upon the completion of this process.  Upon completing this process, management intends to proceed with the completion and filing of: (i) the Amended Form 10-K, (ii) the Company’s Form 10-Q for the period ended September 30, 2010, and (iii) the Company’s Form 10-Q for the period ended December 31, 2010.  Management expects that all periodic filings with the SEC will be brought to a current status no later than April 30, 2011.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David W. Gifford	330	373-1221
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 orSection 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter periodthat the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes ☐ No ☒ The Company has not yet filed its Form 10-Q for the period ended September 30, 2010.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the lastfiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate,state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the three and six months ended December 31, 2010, are still being finalized by management as a result of the Bank's regulatory examination and the related loan review process referred to in Part III above.  While management expects to record a significant increase to the allowance for loan losses, until the loan review has been completed and the amount of the increase finalized, a reasonable estimate of the Company’s results of operations for the three and six months ended December 31, 2010, cannot be made.

For the three months ended December 31, 2010, the Company also anticipates that mortgage banking gains, loan servicing income (driven by a mortgage servicing rights impairment reversal in the three months ended December 31, 2010) and net gains from the sales of securities will be significantly higher than the corresponding amounts reported for the three months ended December 31, 2009.  These improvements will be offset in part by increases in personnel expense (attributable to higher levels of mortgage banking activity) and real estate owned expense.

For the six months ended December 31, 2010, the Company anticipates that mortgage banking gains and net gains from the sales of securities will be significantly higher than the corresponding amounts reported for the six months ended December 31, 2009.  These improvements will be offset in part by increases in personnel expense (attributable to higher levels of mortgage banking activity), a decrease in loan servicing results (driven by an increase in the amortization of mortgage servicing rights) and an increase in real estate owned expense.

FIRST PLACE FINANCIAL CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 15, 2011	By: /s/ David W. Gifford
David W. Gifford
Chief Financial Officer